Exhibit 99.32

NOTICE
NATIONAL INSTRUMENT 51-102
CHANGE IN CORPORATE STRUCTURE

This notice is provided pursuant to the requirements of Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Item 1:	Names of the Parties to the Transaction

Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”) Field Trip Psychedelics Inc. (“FTP”) and Newton Energy Subco Limited (“Subco”).

Item 2:	Description of the Transaction

On October 1 2020, the Company completed its previously announced reverse take-over of FTP by way of a three-cornered amalgamation (the “Transaction”). FTP amalgamated with Subco, a wholly owned subsidiary of the Company. Prior to the closing of the Transaction, the Company changed its name to “Field Trip Health Ltd.” and consolidated the outstanding common shares of the Company (each, a “Share”), on the basis of one post-consolidation Share for every eight pre-consolidation Shares. Pursuant to the Transaction, all securities of FTP were exchanged for equivalent securities of the Company.

The Company pre-consolidation Shares were delisted from the NEX Board of the TSX Venture Exchange effective September 30, 2020. The Company Common Shares commenced trading on the Canadian Stock Exchange on October 6, 2020 under the symbol “FTRP”.

Item 3.	Effective Date of the Transaction

October 1, 2020.

Item 4.	Names of Each Party That Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

No party ceased to be a reporting issuer following completion of the Amalgamation. As a result of the Amalgamation, the Company continues to be a reporting issuer in British Columbia and Alberta. For accounting purposes, FTP was the reverse takeover acquirer.

Item 5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Pursuant to the Transaction, the fiscal year-end of the Company has changed to March 31st, the previous financial-year of FTP.

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed For The Reporting Issuer’s First Financial Year Subsequent To The Transaction

Not applicable.

Item 7.	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where Those Documents Can Be Found In Electronic Format

Details with respect to the Transaction are disclosed in the Company’s filing statement dated October 1, 2020, the Company’s news release dated October 1, 2020, and the Company’s news release dated August 21, 2020, all of which are available on SEDAR.

Item 8.	Date of Report

October 8, 2020.